The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-173703
Subject to Completion, Dated April 25, 2011

Prospectus Supplement to Prospectus dated April 25, 2011.

6,212,726 Shares

LPL Investment Holdings Inc.
Common Stock

The selling stockholders named in this prospectus are selling 6,212,726 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold in this offering.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “LPLA.” On April 21, 2011, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $34.79 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-3 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters expect to deliver the shares against payment in New York, New York on          , 2011.

Goldman, Sachs & Co.	J.P. Morgan

Morgan Stanley	BofA Merrill Lynch

Sanford C. Bernstein	Citi	Keefe, Bruyette & Woods	Lazard Capital Markets

     Macquarie Capital                         Sandler O’Neill + Partners, L.P.            UBS Investment Bank

Prospectus Supplement dated          , 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document.

ABOUT THIS PROSPECTUS SUPPLEMENT

When we use the terms “we,” “us,” “our,” “LPL” or the “company,” we mean LPL Investment Holdings Inc., a Delaware corporation, and its consolidated subsidiaries, including LPL Financial LLC (“LPL Financial”), taken as a whole, as well as the predecessor entity LPL Holdings, Inc., unless the context otherwise indicates.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us, our business and prospects. The second part, the accompanying prospectus, contains a description of our common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference filed before the date of this prospectus supplement, the information in this prospectus supplement will supersede such information.

The information contained in this prospectus supplement may add, update or change information contained in the accompanying prospectus or in documents which we file or have filed with the Securities and Exchange Commission (“SEC”) on or before the date of this prospectus supplement and which documents are incorporated by reference in this prospectus supplement and the accompanying prospectus.

MARKET, RANKING AND OTHER INDUSTRY DATA

The data included in this prospectus supplement, the accompanying prospectus and the documents we incorporate herein or therein by reference regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies or published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. These estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus supplement. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus supplement, the accompanying prospectus and the documents we incorporate herein or therein by reference and estimates and beliefs based on that data, may not be reliable.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before deciding whether to invest in our common stock, you should carefully read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors,” as well as the documents incorporated by reference and any free writing prospectus we have prepared.

Overview

We provide an integrated platform of proprietary technology, brokerage and investment advisory services to over 12,500 independent financial advisors and financial advisors at financial institutions (our “advisors”) across the country, enabling them to successfully service their retail investors with unbiased, conflict-free financial advice. In addition, we support over 4,000 financial advisors with customized clearing, advisory platforms and technology solutions. Our singular focus is to support our advisors with the front, middle and back-office support they need to serve the large and growing market for independent investment advice, particularly in the mass affluent market (which we define as investors with $100,000-$1,000,000 in investable assets). We believe we are the only company that offers advisors the unique combination of an integrated technology platform, comprehensive self-clearing services and full open architecture access to leading financial products, all delivered in an environment unencumbered by conflicts from product manufacturing, underwriting or market making.

For over 20 years we have served the independent advisor market. We currently support the largest independent advisor base and we believe we are the fourth largest overall advisor base in the United States as of December 31, 2010. Through our advisors, we are also one of the largest distributors of financial products in the United States. Our scale is a substantial competitive advantage and enables us to more effectively attract and retain advisors. Our unique model allows us to invest more resources in our advisors, increasing their revenues and creating a virtuous cycle of growth. We are headquartered in Boston and currently have over 2,600 employees across our locations in Boston, Charlotte and San Diego.

Corporate Information

LPL Investment Holdings Inc. is the parent company of our collective businesses. Our address is One Beacon Street, Boston, Massachusetts 02108. Our telephone number is (617) 423-3644. Our website address is www.lpl.com. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by selling stockholders	6,212,726 shares

Common stock outstanding as of April 18, 2011	108,859,632 shares

The NASDAQ Global Select Market symbol	LPLA

Risk Factors	See “Risk Factors” beginning on page S-3 of this prospectus supplement

Use of Proceeds	We will not receive proceeds from the sale of shares in this offering

The number of shares of our common stock outstanding as of April 18, 2011 excludes:

•	10,493,959 shares of common stock issuable upon the exercise of options and warrants outstanding as of April 18, 2011, with exercise prices ranging from $1.35 to $34.61 per share and a weighted average exercise price of $18.90 per share;

•	2,823,452 stock units outstanding as of April 18, 2011 under our 2008 Nonqualified Deferred Compensation Plan, each representing the right to receive one share of common stock at the earliest of (a) a date in 2012 to be determined by the board of directors; (b) a change in control of the company or (c) death or disability of the holder;

•	22,796 shares of unvested restricted stock awards issued under our 2010 Omnibus Equity Incentive Plan; and

•	9,868,600 additional shares of common stock as of April 18, 2011 reserved for future grants under our equity incentive plans currently in effect.

Conflicts of Interest

Certain of the underwriters or their affiliates hold equity interests in the company or are lenders or have committed to lend under our senior secured credit facilities, including Goldman, Sachs & Co., J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC. Because certain affiliates of Goldman, Sachs & Co. are selling stockholders and will receive, in the aggregate, more than 5% of the net proceeds of the offering, Goldman, Sachs & Co. may be deemed to have a “conflict of interest” under the Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of Rules 5121. These rules generally require a qualified independent underwriter to participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect to such documents. However, because a bona fide public market (as defined in Rule 5121) exists for the common stock, a qualified independent underwriter is not required to be appointed. See “Underwriting — Conflicts of Interest.”

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the matters addressed in “Forward-Looking Statements,” you should carefully consider the risk factors set forth below before making an investment in our common stock. In addition, you should read and consider the risk factors associated with our business included in the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2010. See “Where You Can Find More Information.”

Risks Related to the Offering and Ownership of Our Common Stock

The Majority Holders will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

As of April 18, 2011, investment funds affiliated with TPG Capital, L.P. and Hellman & Friedman LLC (collectively, the “Majority Holders”) owned approximately 62.9% of our common stock, or 56.0% on a fully diluted basis. The Majority Holders have significant influence over corporate transactions. So long as investment funds associated with or designated by the Majority Holders continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Majority Holders will continue to be able to strongly influence or effectively control our decisions, regardless of whether or not other stockholders believe that the transaction is in their own best interests. Such concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. If the Majority Holders enter into a change in control transaction, certain members of our executive team have the contractual ability to terminate their employment within the thirty day period immediately following the twelve month anniversary of a change in control and receive severance payments.

In addition, the Majority Holders and their affiliates are in the business of making investments in companies and may, from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business. To the extent the Majority Holders invest in such other businesses, the Majority Holders may have differing interests than our other stockholders. The Majority Holders may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for our investors.

The market price of our common stock is highly volatile and may fluctuate substantially due to the following factors (in addition to the other risk factors described elsewhere or incorporated by reference into this prospectus supplement):

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of equity research analysts;

•	conditions and trends in the markets we serve;

•	announcements of significant new services or products by us or our competitors;

•	additions or changes to key personnel;

•	the commencement or outcome of litigation;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	future sale of our equity securities;

•	changes in the estimation of the future size and growth rate of our markets;

•	legislation or regulatory policies, practices or actions and

•	general economic conditions.

In addition, the stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against the affected company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

We have no direct operations and derive all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet any existing or future debt service and other obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us. In addition, FINRA regulations restrict dividends in excess of 10% of a member firm’s excess net capital without FINRA’s prior approval. Compliance with this regulation may impede our ability to receive dividends from our subsidiary LPL Financial.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Furthermore, our senior secured credit agreement places substantial restrictions on our ability to pay cash dividends. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Please see the section titled “Dividend Policy” for additional information.

Upon expiration of lock-up agreements between the underwriters and our officers, directors and certain holders of our common stock, a substantial number of shares of our common stock could be sold into the public market, which could depress our stock price.

Our officers, directors, the Majority Holders and the selling stockholders in this offering have entered into lock-up agreements with the underwriters that prohibit, subject to certain limited exceptions, the disposal or pledge of, or the hedging against, any of their common stock or securities convertible into or exchangeable for shares of common stock for a period of 90 days after the date of this prospectus supplement. Certain holders of our common stock, options and warrants who are not participating in this offering are subject to similar lock-up agreements entered into in connection with our initial public offering for a period through May 16, 2011, subject to extension in certain circumstances. However, upon the expiration of these lock-up agreements in May 2011 (as may be extended) or July 2011, as applicable, subject to any extension of those expiration dates, the market price of our common stock could decline as a result of sales by our stockholders in the market or the perception that these sales could occur. These factors could also make it difficult for us to raise additional capital by selling stock.

Anti-takeover provisions in our certificate of incorporation and bylaws could prevent or delay a change in control of our company.

Our certificate of incorporation and our bylaws contain certain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable, including the following, some of which may only become effective when the Majority Holders collectively own less than 40% of our outstanding shares of common stock:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	limitations on the ability of stockholders to call special meetings and to take action by written consent;

•	when the Majority Holders collectively own 50% or less of our outstanding shares of common stock, the approval of holders of at least two-thirds of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or bylaws, will be required to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of the directors to remove directors and, following the classification of the board of directors, removal only for cause and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock, without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership or a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in the acquisition.

SELECTED FINANCIAL DATA

The following table sets forth our selected historical financial information for the three months ended March 31, 2011 and 2010, and for the past five fiscal years. The selected historical financial information presented below should be read in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein, and when filed, in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which will be deemed to be incorporated by reference into this prospectus supplement when filed with the SEC. We have derived the consolidated statements of operations data for the years ended December 31, 2010, 2009 and 2008 and the consolidated statements of financial condition data as of December 31, 2010 and 2009 from our audited financial statements. We have derived the consolidated statements of operations data for the years ended December 31, 2007 and 2006 and consolidated statements of financial condition data as of December 31, 2008, 2007 and 2006 from our audited financial statements not included in our Annual Report on Form 10-K for the year ended December 31, 2010. We have derived the condensed consolidated statements of financial condition data as of March 31, 2011 and 2010 and the condensed consolidated statements of operations data for the three months ended March 31, 2011 and 2010 from our unaudited condensed consolidated financial statements to be included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which will be deemed to be incorporated by reference into this prospectus supplement when filed with the SEC. Our unaudited condensed consolidated financial statements for the three months ended March 31, 2011 and 2010 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data in all material respects. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	As of and For the
	Three Months Ended
	March 31,		As of and For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006(1)

Consolidated statements of operations data:
Net revenues (in thousands)	$873,869	$743,406	$3,113,486	$2,749,505	$3,116,349	$2,716,574	$1,739,635
Total expenses (in thousands)	$792,311	$698,690	$3,202,335	$2,676,938	$3,023,584	$2,608,741	$1,684,769
Income (Loss) from operations (in thousands)	$81,558	$44,716	$(88,849)	$72,567	$92,765	$107,833	$54,866
Net income (Loss) (in thousands)	$48,999	$25,554	$(56,862)	$47,520	$45,496	$61,069	$33,642
Per share data:
Earnings (Loss) per basic share	$0.44	$0.29	$(0.64)	$0.54	$0.53	$0.72	$0.41
Earnings (Loss) per diluted share	$0.43	$0.25	$(0.64)	$0.47	$0.45	$0.62	$0.35
Consolidated statements of financial condition data:
Cash and cash equivalents (in thousands)	$596,584	$324,761	$419,208	$378,594	$219,239	$188,003	$245,163
Total assets (in thousands)	$3,694,264	$3,343,286	$3,646,167	$3,336,936	$3,381,779	$3,287,349	$2,797,544
Total debt (in thousands)(2)	$1,343,146	$1,407,117	$1,386,639	$1,369,223	$1,467,647	$1,451,071	$1,344,375

	As of and For the
	Three Months Ended
	March 31,		As of and For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006(1)

Other financial and operating data:
Adjusted EBITDA(3) (in thousands)	$124,331	$105,457	$413,113	$356,068	$350,171	$329,079	$247,912
Adjusted Earnings(3) (in thousands)	$59,373	$41,099	$172,720	$129,556	$108,863	$107,404	$65,372
Adjusted Earnings per share(3)	$0.52	$0.42	$1.71	$1.32	$1.09	$1.08	$0.68
Gross margin (in thousands)(4)	$269,542	$230,204	$937,933	$844,926	$953,301	$781,102	$508,530
Gross margin as a % of net revenue(4)	30.8%	31.0%	30.1%	30.7%	30.6%	28.8%	29.2%
Number of advisors(5)	12,554	12,026	12,444	11,950	11,920	11,089	7,006
Advisory and brokerage assets (in billions)(6)	$330.1	$284.6	$315.6	$279.4	$233.9	$283.2	$164.7
Advisory assets under management (in billions)(7)	$99.7	$81.0	$93.0	$77.2	$59.6	$73.9	$51.1
Insured cash account balances (in billions)(7)	$12.3	$11.4	$12.2	$11.6	$11.2	$8.6	$5.8
Money market account balances (in billions)(7)	$6.9	$6.7	$6.9	$7.0	$11.2	$7.4	$3.5

(1)	Financial results as of and for the years ended December 31, 2010, 2009, 2008 and 2007 include several broker-dealer acquisitions that occurred in 2007. Consequently, the results of operations for 2006 may not be directly comparable to later periods.

(2)	Total debt consists of our senior secured credit facilities, senior unsecured subordinated notes, revolving line of credit facility and bank loans payable.

(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Growth” in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 for explanations of why we present Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings per share and a description of the limitation of these non-GAAP measures, as well as reconciliations to net income and net income per share, as applicable.

(4)	Gross margin is calculated as net revenues less production expenses. Production expenses consist of the following expense categories from our consolidated statements of operations: (i) commissions and advisory fees and (ii) brokerage, clearing and exchange. All other expense categories, including depreciation and amortization, are considered general and administrative in nature. Because our gross margin amounts do not include any depreciation and amortization expense, our gross margin amounts may not be comparable to those of others in our industry. In 2010, upon closing our initial public offering in the fourth quarter, the restriction on approximately 7.4 million shares of common stock issued to our advisors under the Fifth Amended and Restated 2000 Stock Bonus Plan was released. Accordingly, we recorded a share-based compensation charge of $222.0 million in the fourth quarter of 2010, representing the offering price of $30.00 per share multiplied by 7.4 million shares. This charge has been classified as production expense in 2010. Gross margin as calculated for the year ended December 31, 2010 above does not include this charge for comparability purposes with previous years shown.

(5)	Number of advisors is defined as those investment professionals who are licensed to do business with our broker-dealer subsidiaries. In 2009, we attracted record levels of new advisors due to the dislocation in the marketplace that impacted many of our competitors. This record recruitment was offset by attrition related to the consolidation of the operations of Mutual Service Corporation, Associated Financial Goup, Inc. Associated Securities Corp., Associated Planners Investment Advisory, Inc. and Waterstone Financial Group, Inc. Excluding this attrition, we added 750 net new advisors during 2009, representing 6.3% advisor growth.

(6)	Advisory and brokerage assets are comprised of assets that are custodied, networked and non-networked and reflect market movement in addition to new assets, inclusive of new business development and net of attrition.

(7)	Advisory assets under management, insured cash account balances and money market balances are components of advisory and brokerage assets.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements (regarding future financial position, budgets, business strategy, projected costs, plans, objectives of management for future operations, and other similar matters) that involve risks and uncertainties. Forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts” and similar terms. Forward-looking statements are not guarantees of future performance and there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements including, but not limited to, changes in general economic and financial market conditions, fluctuations in the value of assets under management, effects of competition in the financial services industry, changes in the number of our financial advisors and institutions and their ability to effectively market financial products and services, the effect of current, pending and future legislation and regulation and regulatory actions. In particular, you should consider the numerous risks associated with our business included in the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2010 and any subsequent Quarterly Reports on Form 10-Q, and in the “Risk Factors” section in this prospectus supplement. See “Where You Can Find More Information.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. You should not rely upon forward-looking statements as predictions of future events. Unless required by law, we will not undertake and we specifically disclaim any obligation to release publicly the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of events, whether or not anticipated. In that respect, we wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.

USE OF PROCEEDS

We will receive no proceeds from the sale of common stock in this offering.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on The NASDAQ Global Select Market under the symbol “LPLA.” The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as reported on The NASDAQ.

Fiscal Year Ending December 31, 2010	High	Low

Fourth quarter (beginning November 18, 2010)	$37.22	$31.50

Fiscal Year Ending December 31, 2011	High	Low

First Quarter	$36.25	$31.71
Second Quarter (through April 21, 2011)	36.08	33.75

As of April 18, 2011, there were approximately 1,172 registered holders of record of our common stock.

The last reported sale price of our common stock on The NASDAQ Global Select Market on April 21, 2011 was $34.79 per share.

DIVIDEND POLICY

We have not paid any dividends on our common stock during the past five fiscal years and we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations and repay debt. Our senior secured credit facilities contain restrictions on our activities, including paying dividends on our capital stock. In addition, FINRA regulations restrict dividends in excess of 10% of a member firm’s excess net capital without FINRA’s prior approval, potentially impeding our ability to receive dividends from our subsidiary LPL Financial. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at April 18, 2011 for:

•	each person whom we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group and

•	each other selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Many of the selling stockholders have affiliations with broker-dealers, including our subsidiary LPL Financial, but received the shares in the ordinary course of business and, at the time of receipt, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

The percentage of common stock beneficially owned by each person before the offering is based on 108,859,632 shares of common stock. Shares of common stock that may be acquired within 60 days following April 18, 2011 pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person shown in the table. Beneficial ownership representing less than 1% is denoted with an asterisk.

Unless otherwise indicated, the address for each of the stockholders in the table below, excluding the “Other Selling Stockholders,” is c/o LPL Investment Holdings Inc., One Beacon Street, Boston, Massachusetts 02108.

	Common Stock			Common Stock
	Beneficially			Beneficially
	Owned Prior to		Number of	Owned After this
	this Offering		Shares	Offering
Name of Beneficial Owner	Name	%	Offered	Number	%

5% Stockholders
Hellman & Friedman LLC(1)	34,210,185	31.4%	—	34,210,185	31.4%
TPG Partners, IV, L.P.(2)	34,210,185	31.4%	—	34,210,185	31.4%
Directors and Officers
Mark S Casady(3)	1,635,204	1.5%	—	1,635,204	1.5%
Esther M Stearns(4)	765,816	*	214,400	551,416	*
William E Dwyer(5)	1,477,679	1.3%	—	1,477,679	1.3%
Dan H Arnold(6)	364,684	*	—	364,684	*
Robert J Moore(7)	64,000	*	—	64,000	*
Stephanie L Brown(8)	715,042	*	—	715,042	*
Jonathan G Eaton(9)	286,656	*	—	286,656	*
Denise M Abood(10)	73,134	*	—	73,134	*
Christopher F Feeney(11)	40,000	*	—	40,000	*
Mark R Helliker(12)	28,000	*	—	28,000	*
John J McDermott(13)	6,000	*	—	6,000	*
Jeffrey Stiefler(14)	130,433	*	—	130,433	*

	Common Stock				Common Stock
	Beneficially				Beneficially
	Owned Prior to			Number of	Owned After this
	this Offering			Shares	Offering
Name of Beneficial Owner	Name	%		Offered	Number	%

James Riepe(15)	94,433		*	—	94,433		*
John J Brennan	20,000		*	—	20,000		*
Richard W Boyce(16)	—	—		—	—	—
Erik D Ragatz(1)	—	—		—	—	—
Richard P Schifter(17)	—	—		—	—	—
Allen R Thorpe(1)	—	—		—	—	—
James S Putnam(18)	400,000		*	—	400,000		*
All directors and executive officers as a group (19 persons)	6,101,081	5.5%		214,400	5,886,681	5.4%
Other Selling Stockholders
Todd A Robinson	2,943,443	2.7%		981,148	1,962,295	1.8%
Pacific Life Insurance Company	2,645,500	2.4%		2,645,500	—	—
Goldman, Sachs & Co.(19)	1,040,060	1%		1,040,060	—		*
Steven M Black	693,968		*	600,000	93,968		*
Stephanie L Brown Grantor Retained Annuity Trust	184,622		*	5,000	179,622		*
Andrew J Duggan	54,760		*	54,760	—	—
Robert I Fragasso	38,315		*	30,000	8,315		*
Beverly M Barth	29,677		*	6,300	23,377		*
Herbert M Gilbert Jr	16,560		*	16,072	488		*
Stephanie L Brown Foundation	15,000		*	15,000	—	—
Karl H Romero	14,134		*	13,587	547		*
Alison H Spalding Irrevocable Trust	13,909		*	6,954	6,955		*
Michael S Gregson	13,370		*	13,370	—	—
John F Reutemann Jr	13,157		*	12,789	368		*
Daniel W Pinkerton	11,520		*	11,000	520		*
James E Bashaw	11,370		*	5,000	6,370		*
Andrew T Dodds	10,451		*	3,000	7,451		*
Sharon L Dey Irrevocable Trust	10,432		*	5,216	5,216		*
Victoria N Boyer Irrevocable Trust	10,432		*	5,216	5,216		*
Robert B Mauterstock Jr	9,612		*	2,500	7,112		*
William J Hastie Jr	9,181		*	7,000	2,181		*
David M Nelson	9,013		*	8,757	256		*
Emmanuel D Harris Sr	8,987		*	2,942	6,045		*
Thavaselan Subramaniam	8,222		*	6,200	2,022		*
Michael P Hatch	7,921		*	7,000	921		*
Christian L Webb	7,847		*	7,740	107		*
John B Trahern	7,823		*	7,630	193		*
Timothy L Kinsinger	7,532		*	2,300	5,232		*
Thomas C Grella	7,309		*	7,035	274		*
Chad A Keim	7,234		*	7,000	234		*
James O Lunney	7,232		*	6,797	435		*
Richard J Urciuoli	7,145		*	5,500	1,645		*
Craig A Bernard	7,136		*	1,950	5,186		*
Brent L Forrest	7,083		*	6,820	263		*
Israel T Jacob	7,060		*	2,080	4,980		*
David W Garrett	7,024		*	4,290	2,734		*

	Common Stock			Common Stock
	Beneficially			Beneficially
	Owned Prior to		Number of	Owned After this
	this Offering		Shares	Offering
Name of Beneficial Owner	Name	%	Offered	Number	%

Christian N Phillips	6,941	*	6,000	941		*
Roberta K Welsh	6,830	*	4,098	2,732		*
Steven K Krogh	6,810	*	5,000	1,810		*
Thomas C Scott	6,786	*	6,786	—	—
Jem & Sem Grantor Trust	6,740	*	6,740	—	—
Theodore R Massaro Jr	6,728	*	2,000	4,728		*
Paige H Kerr	6,679	*	500	6,179		*
Andrew J Macdonald	6,654	*	3,470	3,184		*
Michael J Hirthler	6,654	*	6,566	88		*
Carol Y Godsave	6,528	*	6,160	368		*
Carole R Ford	6,425	*	5,873	552		*
Alberto Cavazos	6,198	*	3,450	2,748		*
Jeffrey P Vincent	6,127	*	5,930	197		*
Howard K Romero	6,067	*	4,000	2,067		*
William H Stevens	5,836	*	5,526	310		*
Brian M Bernatchez	5,575	*	2,000	3,575		*
Carole J Peck	5,379	*	2,140	3,239		*
Leonard T Berard	5,364	*	5,155	209		*
Brian T Beldyk	5,350	*	3,350	2,000		*
John E Day Jr	5,317	*	1,000	4,317		*
Richard R Robie	5,307	*	1,000	4,307		*
Craig G Bolanos Jr	5,253	*	2,453	2,800		*
Lynn Ballou	5,233	*	3,533	1,700		*
Donald E Simmons	5,225	*	2,000	3,225		*
Pamela A Benzer	5,223	*	4,655	568		*
Gary W Cotter	5,219	*	4,200	1,019		*
Patricia A Bliss	5,128	*	2,430	2,698		*
Mark J Angelo	5,033	*	4,790	243		*
William C Newell	5,000	*	5,000	—	—
Joseph C Edwards	4,959	*	4,000	959		*
Todd P Adams	4,957	*	3,581	1,376		*
Timothy G Shealy	4,956	*	4,760	196		*
Gregory J Zedlar	4,890	*	4,640	250		*
Raymond K Dexter	4,885	*	2,655	2,230		*
Bradley J Salo	4,882	*	4,650	232		*
Greg R Solis	4,811	*	1,000	3,811		*
Paul S King	4,779	*	4,550	229		*
James B Pierik	4,739	*	3,500	1,239		*
Joseph O Bollinger	4,665	*	1,420	3,245		*
Edward J Harris	4,585	*	2,200	2,385		*
Larissa A Poindexter	4,530	*	4,530	—	—
David G Herbst	4,453	*	1,995	2,458		*
Keith A Tyner	4,438	*	2,210	2,228		*
Vance L Neal	4,433	*	4,186	247		*
Robert A Villanova Sr	4,409	*	4,179	230		*
Bryan K Shevak	4,389	*	3,000	1,389		*
Harvey H Jacobson	4,294	*	3,822	472		*

	Common Stock			Common Stock
	Beneficially			Beneficially
	Owned Prior to		Number of	Owned After this
	this Offering		Shares	Offering
Name of Beneficial Owner	Name	%	Offered	Number	%

Rod H Kamps	4,248	*	4,000	248		*
Brad L Griswold	4,198	*	3,800	398		*
Andrew D Horowitz	4,187	*	4,000	187		*
John H Graves	4,162	*	2,000	2,162		*
Carey M Wolf	4,133	*	2,000	2,133		*
Donald L Richard	4,121	*	1,000	3,121		*
Jacquelin A Moody	4,074	*	1,785	2,289		*
Jeffrey M Goyette Sr	4,068	*	2,800	1,268		*
Michael J Dudenhoeffer	4,025	*	1,300	2,725		*
J Scott Mckee	4,013	*	4,013	—	—
Verner C Khederian	3,941	*	1,800	2,141		*
Malissia A Johnson	3,900	*	1,845	2,055		*
Marc L Reisman	3,869	*	3,640	229		*
Harold F Neville Jr	3,812	*	3,600	212		*
James L Dolan	3,771	*	1,200	2,571		*
Michael A Reed	3,770	*	1,760	2,010		*
David B Haire	3,652	*	3,321	331		*
Calvin C Garvin	3,637	*	3,426	211		*
Rebecca M Hergenroeder	3,614	*	2,350	1,264		*
Charles R Hearn	3,557	*	3,314	243		*
Stewart L Flaherty	3,554	*	3,300	254		*
Phillip H Lieberman	3,503	*	3,503	—	—
Michael E Ghelfi	3,466	*	3,066	400		*
Robert D White	3,337	*	1,500	1,837		*
Ernest L Isbell	3,291	*	1,500	1,791		*
Alan A Ioffredo	3,288	*	966	2,322		*
William E Bishoff	3,255	*	3,000	255		*
Michael J Lerner	3,221	*	2,964	257		*
Scott C Pandillo	3,095	*	3,000	95		*
Brian L Estes	3,090	*	3,090	—	—
John P Overland	3,081	*	700	2,381		*
David E Kirkby	2,968	*	2,737	231		*
Peter L Graham Sr	2,910	*	2,730	180		*
Louis P Ingargiola	2,903	*	1,000	1,903		*
Michael S David	2,899	*	2,471	428		*
Michael P Dunham	2,884	*	2,884	—	—
David L Johanson	2,859	*	2,859	—	—
Francis X Astorino	2,851	*	2,559	292		*
Erick A Bourbon	2,850	*	800	2,050		*
Eugene L Krueger	2,845	*	2,667	178		*
David M Gallagher	2,805	*	2,604	201		*
Thomas F Joyce Jr	2,778	*	2,569	209		*
Garry S Evans	2,732	*	2,555	177		*
Philip E Noble	2,731	*	2,345	386		*
James F King Jr	2,685	*	2,481	204		*
Lance E Nelson	2,620	*	1,200	1,420		*
Masumi H Tripoli	2,618	*	2,405	213		*

	Common Stock			Common Stock
	Beneficially			Beneficially
	Owned Prior to		Number of	Owned After this
	this Offering		Shares	Offering
Name of Beneficial Owner	Name	%	Offered	Number	%

Richard C Donahue	2,605	*	2,422	183		*
Gregory Merlino	2,604	*	2,432	172		*
Ewald M Von Kanel	2,600	*	2,600	—	—
Robert L Franer Jr	2,589	*	2,397	192		*
Bruce A Larsen	2,580	*	1,196	1,384		*
Kevin M Collier	2,554	*	2,271	283		*
Sean F Curley	2,544	*	2,544	—	—
Jeffrey E Williams	2,500	*	2,000	500		*
Kevin D Seacat	2,472	*	2,296	176		*
Kenneth P Dipaola	2,471	*	1,000	1,471		*
Margaret S Kosmerl	2,456	*	2,000	456		*
Michael T Upton	2,448	*	1,194	1,254		*
Kathy A Howe	2,444	*	2,200	244		*
Richard L Terrill	2,436	*	2,000	436		*
Gary W Barkman	2,417	*	2,270	147		*
Paul M Decelles	2,390	*	2,229	161		*
David J Garner	2,386	*	2,201	185		*
Jerald G Rubin	2,381	*	2,219	162		*
Robert S Rownd	2,370	*	2,370	—	—
Brad Jacobs	2,338	*	2,338	—	—
Thomas C Lee	2,320	*	1,000	1,320		*
Gary R Menconi	2,319	*	1,984	335		*
Jeffrey C Waltz	2,313	*	2,313	—	—
Michael K Donohue	2,296	*	2,220	76		*
Michael W Lutz	2,283	*	1,072	1,211		*
Robert A Matson	2,282	*	2,117	165		*
Richard F Kraft	2,272	*	2,170	102		*
Michael W Frank	2,237	*	2,082	155		*
Paul M Goodworth	2,223	*	1,160	1,063		*
Robert L Waring	2,214	*	2,037	177		*
David A Nyquist	2,188	*	2,089	99		*
Norman A Hirsch	2,142	*	2,142	—	—
Jerry W Thew	2,132	*	202	1,930		*
Thomas D Foy Jr	2,094	*	1,921	173		*
David B Niles	2,085	*	2,010	75		*
Bradley E Sheahan	2,080	*	2,080	—	—
John J Meo Jr	2,079	*	1,914	165		*
James E Joly	2,078	*	1,200	878		*
Travis Credit Union	2,011	*	2,011	—	—
Western Federal Credit Union	2,011	*	2,011	—	—
Richard M Marzano	2,000	*	500	1,500		*
David M Brenner Tr Ua Jul 02 01	2,000	*	2,000	—	—
Jay S Taussig	1,932	*	1,932	—	—
Joseph W Moyer	1,887	*	1,711	176		*
Wayne A Jacobson	1,866	*	1,743	123		*
Stephanie L Hayes	1,850	*	1,850	—	—
Michael J Daneau	1,841	*	1,841	—	—

	Common Stock			Common Stock
	Beneficially			Beneficially
	Owned Prior to		Number of	Owned After this
	this Offering		Shares	Offering
Name of Beneficial Owner	Name	%	Offered	Number	%

Garren J Sepede	1,832	*	1,178	654		*
Roger L Flueckiger	1,813	*	1,813	—	—
Lester D Butler Jr	1,777	*	1,750	27		*
Ron D Brown Jr	1,704	*	1,523	181		*
James A Nelson	1,692	*	1,491	201		*
Richard P Crean	1,682	*	1,470	212		*
Gordon L Nelson	1,629	*	1,431	198		*
Michael A Kincheloe	1,618	*	1,526	92		*
Kameron J Carlson	1,521	*	1,487	34		*
Alan J Webb	1,498	*	1,498	—	—
Nancy A Carlson	1,487	*	1,487	—	—
Laurence E Lof	1,452	*	1,452	—	—
Peggy W Lyon	1,375	*	1,200	175		*
Patricia O Kusek	1,370	*	1,370	—	—
Ronald Mazzarella	1,346	*	1,316	30		*
Gregory A Korbekian	1,305	*	1,305	—	—
Paul K Kiker Jr	1,302	*	1,302	—	—
Mitchell S Kramer N A	1,270	*	1,020	250		*
Jerome Krantz	1,202	*	1,078	124		*
Terry L Hoppes	1,187	*	1,078	109		*
Richard L Carman	1,153	*	1,046	107		*
Whitney F Burr	1,149	*	970	179		*
Robert J Holdford	1,091	*	1,008	83		*
Todd R Walsh	1,071	*	1,071	—	—
Neil E Berl	1,061	*	730	331		*
Paul Clayton	1,057	*	1,057	—	—
Michael L Rosenberg	1,047	*	910	137		*
Michigan Schools/Government	1,023	*	1,023	—	—
Edward L Marmande	1,015	*	1,015	—	—
Adam J Tobin	1,008	*	1,008	—	—
Jeff A Schuetts	1,000	*	1,000	—	—
Craig Watts	1,000	*	1,000	—	—
Erin P Casey	950	*	950	—	—
Safe Credit Union	940	*	940	—	—
Leo Iacobelli	938	*	938	—	—
Kevin W Lange	933	*	511	422		*
James W Collier	927	*	800	127		*
Gary J Deardorff	875	*	875	—	—
Daniel J Smith	803	*	580	223		*
William A Griggers	750	*	300	450		*
David J Mcmenamin	689	*	497	192		*
Michael V Biggs	686	*	686	—	—
Christopher L Boggs	648	*	410	238		*
Nicolina A Stewart	623	*	623	—	—
Jo-Anne K Graham	515	*	304	211		*
Julius S Hutchinson	510	*	510	—	—
Robert B Glenn	498	*	318	180		*

	Common Stock			Common Stock
	Beneficially			Beneficially
	Owned Prior to		Number of	Owned After this
	this Offering		Shares	Offering
Name of Beneficial Owner	Name	%	Offered	Number	%

Michael W Cartwright	467	*	357	110		*
Robert A Higley	460	*	460	—	—
Marc A Neville	396	*	329	67		*
Craig A Horner	357	*	357	—	—
Mark G Trevenna	350	*	350	—	—
Lori K Lambert	339	*	78	261		*
Marybeth Moran	329	*	329	—	—
Dennis R Nolte	320	*	320	—	—
Daniel F Eckert	252	*	252	—	—
Paul R Hammersmith	204	*	91	113		*
David J Brady	190	*	190	—	—
Michael E Sbonik	187	*	91	96		*
Kenneth Dicicco	110	*	110	—	—
Jeffrey J Vincent	60	*	60	—	—
All Other Selling Stockholders	8,484,238	7.7%	5,998,325	2,485,913	2.3%

(1)	Hellman & Friedman Capital Partners V, L.P., Hellman & Friedman Capital Partners V (Parallel), L.P. and Hellman & Friedman Capital Associates V, L.P. beneficially own 34,210,185.10 shares of our Common Stock. The address for each of these funds is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Fl., San Francisco, CA 94111. Hellman & Friedman Investors V, L.P. is the sole general partner of Hellman & Friedman Capital Partners V, L.P. and Hellman & Friedman Capital Partners V (Parallel), L.P. Hellman & Friedman LLC is the sole general partner of each of Hellman & Friedman Investors V, L.P. and Hellman & Friedman Capital Associates V, L.P. The shares of the Company are owned of record by Hellman & Friedman Capital Partners V, L.P., which owns 30,077,594.70 shares, Hellman & Friedman Capital Partners V (Parallel), L.P., which owns 4,115,485.30 shares, and Hellman & Friedman Capital Associates V, L.P., which owns 17,105.10 shares. An investment committee of Hellman & Friedman LLC has sole voting and dispositive control over the shares of the Company. The investment committee is comprised of F. Warren Hellman, Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer; provided, however, that Mr. Steyer has no authority or voting rights with respect to investment committee decisions relating to the Company. Messrs. Ragatz and Thorpe serve as Managing Directors of Hellman & Friedman LLC, but neither of them serves on the investment committee. Each of the members of the investment committee, as well as Messrs. Ragatz and Thorpe, disclaim beneficial ownership of the shares in the Company, except to the extent of their respective pecuniary interest therein.

(2)	Includes 34,210,185 shares of Common Stock (the “TPG Stock”) held by TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), whose general partner is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. David Bonderman and James G. Coulter are directors, officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the TPG Stock. The address for each of TPG Partners IV, TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(3)	Consists of 1,279,204 shares that Mr. Casady holds directly, 162,000 shares that Mr. Casady holds indirectly, and 24,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days. This also includes 170,000 shares of Common Stock held through the One Step Forward Foundation, Inc. over which Mr. Casady disclaims beneficial ownership.

(4)	Consists of 701,816 shares that Ms. Stearns holds directly and 64,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days. In addition, Ms. Stearns has the right to acquire an additional 191,000 shares of common stock upon exercise of stock options not exercisable within 60 days. Ms. Stearns’s current sales plan adopted pursuant to Rule 10b5-1 has been canceled in connection with the offering contemplated by this prospectus supplement.

(5)	Consists of 218,483 shares that Mr. Dwyer holds directly, 233,116 shares that Mr. Dwyer holds indirectly, and 966,080 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days. This also includes 60,000 shares of Common Stock held through The Dwyer Foundation, over which Mr. Dwyer disclaims beneficial ownership. In addition, Mr. Dwyer has the right to acquire an additional 118,000 shares of common stock upon exercise of stock options not exercisable within 60 days.

(6)	Consists of 330,684 shares that Mr. Arnold holds directly and 34,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days. In addition, Mr. Arnold has the right to acquire an additional 76,000 shares of common stock upon exercise of stock options not exercisable within 60 days.

(7)	Consists of 64,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(8)	Consists of 698,042 shares that Ms. Brown holds directly and 17,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days. Ms. Brown holds directly through the Stephanie L. Brown Trust.

(9)	Consists of 260,656 shares that Mr. Eaton holds directly and 26,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(10)	Consists of 39,134 shares that Ms. Abood holds directly and 34,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(11)	Consists of 40,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(12)	Consists of 28,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(13)	Consists of 6,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(14)	Consists of 71,942 shares that Mr. Stiefler holds through Stiefler Trust U/T/D 5/31/07, Jeffrey Stiefler and Suzanne Stiefler, Trustees and 58,491 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(15)	Consists of 35,971 shares that Mr. Riepe holds directly, 35,971 shares that Mr. Riepe holds through Stone Barn LLC, and 22,491 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days.

(16)	Mr. Boyce, who is one of our directors, is a partner at TPG Capital, L.P., which is an affiliate of TPG Partners IV. Mr. Boyce has no voting or investment power over, and disclaims beneficial ownership of, the TPG Stock. The address of Mr. Boyce is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(17)	Mr. Schifter, who is one of our directors, is a partner at TPG Capital, L.P., which is an affiliate of TPG Partners IV. Mr. Schifter has no voting or investment power over, and disclaims beneficial ownership of, the TPG Stock. The address of Mr. Schifter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(18)	Mr. Putnam holds through James S. Putnam TTEE for Putnam Family Trust Dated 1699 Separate Property Trust.

(19)	Consists of 223,159 shares owned by GS Mezzanine Partners II, L.P., 68,058 shares owned by GS Mezzanine Partners II Offshore, L.P., 561,352 shares owned by GS Mezzanine Partners III Onshore Fund, L.P. and 187,491 shares owned by GS Mezzanine Partners III Offshore Fund, L.P. (collectively, the “Goldman Sachs Mezzanine Partners Funds”). The Goldman Sachs Mezzanine Partners Funds are affiliates of Goldman, Sachs & Co., a registered broker-dealer. The Goldman Sachs Group, Inc. and certain affiliates, including Goldman, Sachs & Co., may be deemed to directly or indirectly own the 1,040,060 shares of common stock which are collectively owned directly or indirectly by the Goldman Sachs Mezzanine Partners Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Mezzanine Partner Funds. Goldman, Sachs & Co., one of the representatives of the underwriters in this offering and a registered broker-dealer, is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Mezzanine Partner Funds share voting power and investment power with certain of their respective affiliates. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Mezzanine Partners Funds disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Sachs Mezzanine Partners Funds, except to the extent of their pecuniary interest therein, if any. The address of the Goldman Sachs Mezzanine Partners Funds, The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. is 200 West St., 28th Floor, New York, NY 10282.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, or holders subject to the alternative minimum tax). In addition, this summary does not address certain estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND

NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN (or successor form) claiming, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•	IRS Form W-8ECI (or successor form) stating that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of the Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if such Non-U.S. Holder is a non-U.S. corporation and dividends are effectively connected with its trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), such Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) in respect of such effectively-connected income.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the Section titled “Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period with respect to the shares of our common stock, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as if it were a resident of the United States, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock so long as our common stock continues to be regularly traded on an established securities market and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the United States government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. The scope of these requirements remains unclear and potentially subject to material changes resulting from any future guidance. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock. Non-U.S. holders are urged to consult their own advisors about the new requirements and the effect that such new requirements may have on them.

Backup Withholding and Information Reporting

Subject to the discussion in the preceding paragraph, we must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. A Non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28% and scheduled to increase to 31% for taxable years 2013 and thereafter, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death, and common stock held by entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes, will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Generally, amounts included in the taxable estate of decedents before December 31, 2012 are subject to U.S. federal estate tax at a maximum rate of 35%. However, the maximum U.S. federal estate tax rate is scheduled to increase to 55% with respect to the taxable estate of decedents dying after December 31, 2012.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Sanford C. Bernstein & Co., LLC
Citigroup Global Markets Inc.
Keefe, Bruyette & Woods, Inc.
Lazard Capital Markets LLC
Macquarie Capital (USA) Inc.
Sandler O’Neill & Partners, L.P.
UBS Securities LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

The company will not receive any proceeds from this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders.

Paid by the Selling Stockholders

Per Share	$
Total	$

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the offering price. If all the shares are not sold at the offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers and directors, the Majority Holders and the selling stockholders, have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of the final prospectus supplement. The restrictions described in the above paragraph do not apply to:

•	transfers of shares of common stock by any such person other than the company (i) as a bona fide gift or gifts, (ii) to immediate family members, trusts for the benefit of such person or its immediate family members, or limited partnerships the partners of which are such person and/or its immediate family members, (iii) by will or intestacy or (iv) to limited or general partners, members, stockholders or affiliates (as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such person or, in the case of a corporation, to its wholly-owned subsidiary; provided that in each case, the donee, distributee or transferee shall sign and deliver a lock-up agreement, such transfer or distribution shall be a disposition for no value and no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•	the exercise of options to purchase shares of common stock granted prior to the date of this prospectus supplement under the company’s stock incentive plan or stock purchase plan, or the disposition to the company of shares of restricted stock granted pursuant to the terms of such plan prior to the date of this prospectus supplement, provided that no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•	transfer by any such person other than the company of shares of common stock acquired on the open market following the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act during the restricted period shall be required or shall be voluntarily made in connection therewith;

•	sales or transfers pursuant to a trading plan entered into prior to the date of the final prospectus supplement complying with Rule 10b5-1 under the Exchange Act;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of shares of common stock during the restricted period;

•	the sale of shares of common stock to the underwriters in connection with this offering;

•	transfers of shares of common stock with the prior written consent of the representatives of the underwriters and

•	the issuance of shares of common stock by the company in connection with the acquisition by the company or one or more of the company’s subsidiaries of assets or capital stock of another person or entity, whether through merger, asset acquisition, stock purchase or otherwise, provided that the aggregate number of shares issued in connection therewith does not exceed 5,442,982 shares of common stock and prior to such issuance the recipient of such shares shall sign and deliver to the company a lock-up agreement.

The company’s common stock is currently listed on The NASDAQ Global Select Market under the symbol “LPLA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Residents of Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Residents of Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Residents of Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Conflicts of Interest

Certain of the underwriters or their affiliates hold equity interests in the company or are lenders or have committed to lend under our senior secured credit facilities, including Goldman, Sachs & Co., J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC.

Because certain affiliates of Goldman, Sachs & Co. are selling stockholders and will receive, in the aggregate, more than 5% of the net proceeds of the offering, Goldman, Sachs & Co. may be deemed to have a “conflict of interest” under the Rule 5121 of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rules 5121. These rules generally require a qualified independent underwriter to participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect to such documents. However, because a bona fide public market (as defined in Rule 5121) exists for the common stock, a qualified independent underwriter is not required to be appointed. To comply with Rule 5121, Goldman, Sachs & Co. will not sell to a discretionary account any security offered hereby, unless it received specific written approval of the transaction from the accountholder.

Solebury Capital LLC (“Solebury”), a FINRA member, is acting as our financial advisor in connection with the offering. We have agreed to pay Solebury a base fee of $100,000 plus an incentive fee of $50,000, to be paid purely at our discretion, for their services and to reimburse Solebury for certain expenses incurred in connection with the engagement of up to $15,000 in the aggregate and not to exceed $1,000 in each instance without our written consent. Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

The company estimates that its share of the total expenses of the offering, which do not include underwriting discounts and commissions, will be approximately $1,000,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. These services include depository relationships in connection with the company’s cash sweep program. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC registering the offer and sale of our common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not include all of the information contained in the registration statement. You should refer to the registration statement, its exhibits and the information incorporated in this prospectus supplement and the accompanying prospectus for additional information.

We are required to file annual and quarterly reports, current reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.lpl.com as soon as reasonably practicable after filing such documents with the SEC. Our reference to our website is intended to be an inactive textual reference only. Information contained on our website is not, and should not be interpreted to be, part of this prospectus supplement or the accompanying prospectus. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room
100 F Street N.E.
Washington, DC 20549

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate information into this prospectus supplement and the accompanying prospectus by reference, which means that we disclose important information to you by referring you to another document filed by us separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except to the extent superseded by information contained in a further prospectus supplement or by information contained in documents filed with the SEC after the date of this prospectus supplement and prior to the termination of this offering. The documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain important information about us and our common stock. We incorporate by reference the documents listed below into this prospectus supplement and the accompanying prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 9, 2011 (File No. 001-34963);

•	Our Current Report on Form 8-K, as filed with the SEC on March 14, 2011 (File No. 001-34963);

•	Our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 4, 2011 (File No. 001-34963) and

•	Description of Common Stock, which is contained in the Registration Statement on Form 8-A, as filed with the SEC on November 12, 2010 (File No. 001-34963), as supplemented by the Description of Common Stock found on page 2 of the accompanying prospectus and including any amendments or reports filed for the purpose of updating such description.

In addition, we anticipate filing our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 with the SEC on April 26, 2011.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary
LPL Investment Holdings Inc.
One Beacon Street
Boston, Massachusetts 02108
(617) 423-3644

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.lpl.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus.

LEGAL MATTERS

The validity of the issuance of the securities offered pursuant to this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of LPL Investment Holdings Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Common Stock

We may offer to the public from time to time shares of our common stock in one or more issuances. Selling stockholders may also offer or sell, from time to time, shares of our common stock.

This prospectus describes the general manner in which these securities may be offered using this prospectus. Each time we or the selling stockholders sell these securities, the specific terms will be determined at the time of the offering and will be included in a supplement to this prospectus. Information about the selling stockholders, including the relationship between the selling stockholders and us, will also be included in the applicable prospectus supplement. We and the selling stockholders may sell these securities directly to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “LPLA.” On April 21, 2011, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $34.79 per share.

Investing in our common stock involves risks.  See “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 25, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus, any accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any accompanying prospectus supplement are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and any accompanying prospectus supplement is current only as of the date of the applicable document.

ABOUT THIS PROSPECTUS

When we use the terms “we,” “us,” “our,” “LPL” or the “company,” we mean LPL Investment Holdings Inc., a Delaware corporation, and its consolidated subsidiaries, including LPL Financial LLC, taken as a whole, as well as the predecessor entity LPL Holdings, Inc., unless the context otherwise indicates.

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”), as a “well-known seasoned issuer” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. Under this shelf registration process, we and the selling stockholders may from time to time sell common stock in one or more offerings. This prospectus provides you with a general description of our common stock. Each time we or the selling stockholders sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including information about the selling stockholders. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the prospectus supplement. You should read both this prospectus and any prospectus supplement, including all documents incorporated herein or therein by reference, together with additional information described under “Where You Can Find More Information.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. See “Item 1A — Risk Factors” in our most recent Annual Report on Form 10-K incorporated by reference in this prospectus and in any subsequent Quarterly Report on Form 10-Q and the “Risk Factors” section in the applicable prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus, the accompanying prospectus supplement and the documents incorporated by reference herein and therein contain forward-looking statements (regarding future financial position, budgets, business strategy, projected costs, plans, objectives of management for future operations, and other similar matters) that involve risks and uncertainties. Forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts” and similar terms. Forward-looking statements are not guarantees of future performance and there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements including, but not limited to, changes in general economic and financial market conditions, fluctuations in the value of assets under management, effects of competition in the financial services industry, changes in the number of our financial advisors and institutions and their ability to effectively market financial products and services, the effect of current, pending and future legislation and regulation and regulatory actions. In particular, you should consider the numerous risks described in our Annual Report on Form 10-K for the year ended December 31, 2010 and any subsequent Quarterly Reports on Form 10-Q, each incorporated by reference in this prospectus and in the “Risk Factors” section in the applicable prospectus supplement. See “Where You Can Find More Information.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. You should not rely upon forward-looking statements as predictions of future events. Unless required by law, we will not undertake and we specifically disclaim any obligation to release publicly the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of events, whether or not anticipated. In that respect, we wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds we receive from our sale of the securities covered by this prospectus for general corporate purposes, which may include repayment of debt, working capital, capital expenditures and possible acquisitions. Additional information on the use of net proceeds we receive from the sale of securities covered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

We will not receive any proceeds in the event the securities are sold by a selling stockholder.

DESCRIPTION OF COMMON STOCK

References to the “Company,” “us,” “we” or “our” in this section mean LPL Investment Holdings, Inc. and do not include the subsidiaries of LPL Investment Holdings, Inc. Also, in this section, references to “holders” mean those who own common stock registered in their own names, on the books that we maintain for this purpose.

The following summary of the terms of our common stock does not purport to be complete. You should refer to our certificate of incorporation and bylaws, both of which are on file with the SEC as exhibits to previous filings. The summary below is also qualified by provisions of applicable law.

General

Under our certificate of incorporation, we have authority to issue up to 600,000,000 shares of common stock, par value $0.001 per share. As of April 18, 2011, we had 108,859,632 shares of common stock outstanding, held by 1,172 record holders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that the company may designate and issue in the future.

Anti-takeover Effects of the Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us, some of which may only become effective when TPG Capital, L.P. and Hellman & Friedman LLC (collectively, the “Majority Holders”) collectively cease to beneficially own at least 40% or more of our outstanding shares of common stock (such time referred to in this section as the “triggering event”). We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor. This offering will not constitute a triggering event.

Board of Directors

Our board of directors currently has nine members. Our certificate of incorporation provides that until the occurrence of the triggering event (as defined above), the number of directors shall not be increased without, in addition to any other vote otherwise required by law, the affirmative vote or written consent of at least 60% of the outstanding shares of common stock. In addition, our stockholders’ agreement provides that the board of directors will not have more than nine members for so long as either Hellman & Friedman LLC and its affiliates or TPG Capital, L.P. and its affiliates are entitled to appoint two directors under the stockholders’ agreement.

Potential Staggered Board

Our certificate of incorporation provides that at the first annual meeting after the triggering event, our board of directors shall be divided into three classes with staggered three-year terms. The classification of our board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Action by Written Consent

The Delaware General Corporation Law (“DGCL”) provides that, unless otherwise stated in a corporation’s certificate of incorporation, the stockholders may act by written consent without a meeting. Our certificate of incorporation provides that following the triggering event, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at such annual or special meeting, and not by written consent without a meeting, if it is properly brought before such annual or special meeting.

Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (a) our chairman or vice chairman of the board, (b) our president, (c) a majority of the board of directors through a special resolution, or (d) prior to the triggering event, the holders of at least 40% of the outstanding shares of common stock.

In addition, following the occurrence of the triggering event described above, our bylaws will require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Requirements for Removal and Interim Election of Directors

At such time as our board of directors has been divided into three classes, our certificate of incorporation provides that the directors may only be removed for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Our certificate of incorporation and bylaws provide that prior to the triggering event, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on the election of directors, voting together as a single class.

Vacancies and newly-created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders, except that, prior to a triggering event, such vacancies may be filled by, in addition to any other vote otherwise required by law, the affirmative vote of holders of a majority of the outstanding shares of common stock. In addition, the certificate of incorporation provides that any vacancy created by the removal of a director by the stockholders shall only be filled by, in addition to any other vote otherwise required by law, the affirmative vote of a majority of the outstanding shares of common stock. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Following the first time when the Majority Holders collectively cease to own more than 50% of our outstanding shares of common stock, our bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least two-thirds of the voting power of our outstanding shares of common stock. Additionally, following the first time when the Majority Holders collectively cease to own more than 50% of our outstanding shares of common stock, the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our certificate of incorporation, voting as a single class is required to amend or repeal or to adopt any provision inconsistent with the “Board of Directors,” “No Action by Written Consent,” “Special Meetings of Stockholders,” “Amendments to the Amended and Restated Certificate of Incorporation and Bylaws” and “Business Combinations” provisions described in our certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our certificate of incorporation and our bylaws.

Exclusive Jurisdiction of Certain Actions

Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could make more difficult, or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Business Combinations

We have elected to not be subject to Section 203 of the DGCL, which regulates business combinations with “interested stockholders.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “LPLA.”

PLAN OF DISTRIBUTION

We and the selling stockholders may sell securities in any of the ways described below or in any combination:

•	to or through underwriters or dealers;

•	through one or more agents; or

•	directly to purchasers or to a single purchaser.

The distribution of the securities by us or the selling stockholders may be effected from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

•	if the securities are sold by the selling stockholders, information about the selling stockholders, including the relationship between the selling stockholders and us.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers will be specified in the applicable prospectus supplement and may be changed from time to time.

Only the agents or underwriters named in each prospectus supplement are agents or underwriters in connection with the securities being offered thereby.

We and the selling stockholders may authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us or the selling stockholders pursuant to delayed delivery contracts providing for payment and delivery on the date stated in each applicable prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in each applicable prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will be subject only to those conditions set forth in each applicable prospectus supplement, and each prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents, underwriters and other third parties described above may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution from us and the selling stockholders with respect to payments which the agents, underwriters or third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business. We and the selling stockholders may also use underwriters or such other third parties with whom we or such selling stockholders have a material relationship. We and the selling stockholders will describe the nature of any such relationship in the applicable prospectus supplement.

Certain underwriters may use this prospectus and any accompanying prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale. Any underwriters involved in the sale of the securities may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the underwriters’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act and the rules of the Financial Industry Regulatory Authority.

Our common stock is listed on The NASDAQ Global Select Market. Underwriters may make a market in our common stock, but will not be obligated to do so and may discontinue any market making at any time without notice. We can make no assurance as to the development, maintenance or liquidity of any trading market for the securities.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC for the securities offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.lpl.com as soon as reasonably practicable after filing such documents with the SEC. The information contained on our website is not a part of this prospectus. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room
100 F Street N.E.
Washington, DC 20549.

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus, until the termination of the offering of securities described in the applicable prospectus supplement. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 9, 2011 (File No. 001-34963);

•	Our Current Report on Form 8-K, as filed with the SEC on March 14, 2011 (File No. 001-34963);

•	Our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 4, 2011 (File No. 001-34963); and

•	Description of Common Stock, which is contained in the Registration Statement on Form 8-A, as filed with the SEC on November 12, 2010 (File No. 001-34963), as supplemented by the Description of Common Stock found on page 2 of this prospectus and including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary
LPL Investment Holdings Inc.
One Beacon Street
Boston, Massachusetts 02108
(617) 423-3644

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.lpl.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus.

LEGAL MATTERS

The validity of the issuance of the securities offered pursuant to this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. The validity of any securities will be passed upon for any underwriters or agents by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of LPL Investment Holdings Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

6,212,726 Shares

LPL Investment Holdings Inc.
Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.	J.P. Morgan

Morgan Stanley	BofA Merrill Lynch

Sanford C. Bernstein	Citi	Keefe, Bruyette & Woods	Lazard Capital Markets

     Macquarie Capital                         Sandler O’Neill + Partners, L.P.            UBS Investment Bank